UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into a Transaction Agreement

On October 19, 2026, AIOS Tech Inc. (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with the Better Way Holdings Limited, Novo Spring Management Limited and Cloud Spring Limited (collectively, the “Sellers”), which collectively hold all of the issued and outstanding shares of SmartCore Holdings Limited (the “Target Company”).

Pursuant to the Transaction Agreement, the Company agreed to acquire from the Sellers, all of the issued and outstanding shares of the Target Company in exchange for the issuance to the Sellers of an aggregate of 33,333,334 Class A common shares of the Company, par value US$0.0001 per share (the “Consideration Shares”). The parties valued the Consideration Shares at US$3.00 per share for purposes of the transaction, resulting in aggregate purchase consideration of approximately US$100 million. No cash consideration is payable by the Company.

Prior to the closing of the transaction (the “Closing”), the Sellers will complete a series of restructuring and reorganization arrangements (the “Reorganization”). Following completion of the Reorganization and immediately prior to the Closing, AIMatrix Limited (“AIMatrix”), a company incorporated in Hong Kong, Happy Fortune Data Limited (“Happy Fortune”), a company incorporated in Macao, and Coco Cloud Technology Pte. Ltd. (“Coco Cloud”), a company incorporated in Singapore, will be wholly owned subsidiaries of the Target Company, and the Target Company will indirectly own 80% of EasyPay (Thailand) Co., Ltd. (“EasyPay”), a company incorporated in Thailand. AIMatrix, Happy Fortune, Coco Cloud and EasyPay are collectively referred to as the “Target Group Companies,” and the Target Company and the Target Group Companies are collectively referred to as the “Target Group.”

Following the Reorganization, the Target Company, through the Target Group Companies, will be primarily engaged in (i) internet data center (“IDC”) connectivity services, including cross-border network interconnection, bandwidth optimization and management of global data traffic for customers served through overseas sales channels and (ii) IDC services, including customized server hosting, IP address allocation, and bandwidth management.

The Company believes that the Target Group’s cross-border IDC connectivity and data center service capabilities may complement the Company’s existing portfolio of IT infrastructure, financial industry IT services and AI solutions. The Target Group operates in Hong Kong, Macao, Singapore and Thailand. If completed, the transaction is expected to expand the Company’s geographic coverage in the Greater Bay Area and Southeast Asia.

The Company’s board of directors approved the execution and performance of the Transaction Agreement on October 19, 2026. The Closing is expected to occur on or before the end of November 2026, subject to completion of the Reorganization and the satisfaction or waiver of the other closing conditions set forth in the Transaction Agreement. There can be no assurance that the closing conditions will be satisfied or waived or that the transaction will be completed by that date or at all.

Based on 3,249,337 Class A common shares and 5,000,000 Class B common shares outstanding immediately before the Closing, and assuming no other share issuances before the Closing, the Sellers are expected to hold approximately 80.16% of the Company’s total issued and outstanding shares and approximately 6.21% of its total voting power immediately after the issuance of the Consideration Shares. Each Class A common share carries one vote, and each Class B common share carries 100 votes.

The Transaction Agreement also provides that, subject to the exceptions specified therein, the Consideration Shares issued to Better Way Holdings Limited, one of the Sellers, may not be transferred or otherwise disposed of for a period of 60 months following the Closing. The Consideration Shares will be issued in a private transaction exempt from registration under Section 4(a)(2) of, and/or Regulation S under, the Securities Act of 1933, as amended, and will be restricted securities.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference. This report contains forward-looking statements, including statements regarding the expected timing, completion and benefits of the transaction. These statements involve risks and uncertainties, including the risks that the closing conditions are not satisfied or waived, and actual results may differ materially. The Company undertakes no obligation to update these statements except as required by law.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297531) that was initially filed with the SEC on July 17, 2026 and declared effective by the SEC on July 27, 2026.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Transaction Agreement dated October 19, 2026, by and among AIOS Tech Inc., Better Way Holdings Limited, Novo Spring Management Limited and Cloud Spring Limited
99.1	Press Release dated October 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: October 19, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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